Exhibit 99.1

Joint Filer Information

Name of Joint Filer:	Evelyn H. Lauder

Address of Joint Filer:	c/o The Estée Lauder Companies Inc.

767 Fifth Avenue

New York, NY 10153

Relationship of Joint Filer to Issuer:	Officer (Senior Corporate Vice President)

Issuer Name and Ticker or Trading Symbol:	The Estée Lauder Companies Inc. [EL]

Date of Earliest Transaction Required

to be Reported (Month/Day/Year):	11/17/2008

Designated Filer:	Leonard A. Lauder